TEVA ANNOUNCES LAUNCH OF GENERIC GLEEVEC® TABLETS
IN THE UNITED STATES

Jerusalem, August 5, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of the generic equivalent to Gleevec®1(imatinib mesylate) tablets,100 mg and 400 mg, in the United States for multiple indications approved by the FDA.

Teva remains committed to strengthening its generics business with continued investment in new and diverse, high quality products. With nearly 375 generic medicines available, Teva has one of the largest portfolios of FDA-approved generic products on the market. The addition of this product to Teva’s oncology portfolio allows Teva to continue to grow in this therapeutic area.

Imatinib mesylate tablets had annual sales of approximately $2.42 billion in the United States, according to IMS data as of May 2016.

About Imatinib Mesylate Tablets

Imatinib mesylate tablets are indicated for: newly diagnosed adult and pediatric patients with Philadelphia chromosome positive chronic myeloid leukemia (Ph+ CML) in chronic phase; patients with Ph+ CML in blast crisis, accelerated phase, or in chronic phase after failure of interferon-alpha therapy; adult patients with relapsed or refractory Philadelphia chromosome positive acute lymphoblastic leukemia; adult patients with myelodysplastic/myeloproliferative diseases associated with PDGFR (platelet-derived growth factor receptor) gene re-arrangements; adult patients with aggressive systemic mastocytosis without the D816V c-Kit mutation or with c-Kit mutational status unknown; adult patients with hypereosinophilic syndrome (HES) and/or chronic eosinophilic leukemia (CEL) who have the FIP1L1-PDGFR fusion kinase (mutational analysis or FISH demonstration of CHIC2 allele deletion) and for patients with HES and/or CEL who are FIP1L1-PDGFR fusion kinase negative or unknown; adult patients with unresectable, recurrent and/or metastatic dermatofibrosarcoma protuberans; and adjuvant treatment of adult patients following complete gross resection of Kit (CD117) positive gastrointestinal stromal tumors (GIST) .

Important Safety Information
Serious adverse reactions associated with imatinib mesylate treatment include: edema and severe fluid retention; anemia, neutropenia, and thrombocytopenia; severe congestive heart failure and left ventricular dysfunction; severe hepatotoxicity, including fatalities; Grade 3/4 hemorrhage in patients with newly diagnosed CML and with GIST; gastrointestinal perforations, including fatalities; cardiogenic shock/left ventricular dysfunction in patients with conditions associated with high eosinophil levels; bullous dermatologic reactions, including erythema multiforme and Stevens-Johnson syndrome; hypothyroidism in thyroidectomy patients undergoing levothyroxine replacement; fetal harm when administered to a pregnant woman; growth retardation in children and pre-adolescents; and tumor lysis syndrome, including fatalities.

Reports of motor vehicle accidents have been received in patients receiving imatinib mesylate. Patients may experience dizziness, blurred vision or somnolence during treatment with imatinib mesylate. The most frequently reported adverse reactions ( 30%) for imatinib mesylate in clinical trials were: edema, nausea, vomiting, muscle cramps, musculoskeletal pain, diarrhea, rash, fatigue, and abdominal pain.

For more information, please see the accompanying Full Prescribing Information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

# # #

[1]	GLEEVEC® is a registered trademark of Novartis Oncology.